UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Y-MABS THERAPEUTICS, INC.

(Name of Subject Company)

Y-MABS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

984241109

(CUSIP Number of Class of Securities)

Robert Duffield

Treasurer

Y-mAbs Therapeutics, Inc.

202 Carnegie Center Drive

Suite 301

Princeton, New Jersey 08540
(646) 885-8505

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Sebastian L. Fain, Esq.

Paul K. Humphreys, Esq.

Freshfields US LLP

3 World Trade Center

175 Greenwich Street
New York, New York 10007
(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 18, 2025, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 2, 2025 (as further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer statement on Schedule TO filed with the SEC on August 18, 2025 by Perseus BidCo US, Inc., a Delaware corporation (“Parent”), and Yosemite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of August 4, 2025 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for purposes of Section 5.16 and Article 8 thereof, Stark International Lux, a Luxembourg société à responsabilité limitée (“Ultimate Parent”) to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”) at a price of $8.60 per Share in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, collectively the “Offer”).

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Cautionary Note Regarding Forward-Looking Statements” on page 54 as follows:

“Expiration of the Offering Period; Completion of the Merger”

“The Offer and related withdrawal rights expired at one minute following 11:59 p.m., Eastern time, on September 15, 2025 (such time, the “Expiration Time”), and the Offer was not extended. According to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), as of the Expiration Time, 39,827,138 Shares had been validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the Depositary for the Offer, as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer, representing approximately 87.22% of the then issued and outstanding Shares. As of the Expiration Time, the number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the Depositary for the Offer, as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement. Following acceptance for payment of the Shares, Purchaser owned a sufficient number of Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of the Company’s stockholders. Accordingly, the Merger closed on September 16, 2025, with Purchaser merging with and into the Company, and the Company continuing as the surviving corporation under the name “Y-mAbs Therapeutics, Inc.” and as a wholly owned subsidiary of Parent.

Following the consummation of the Merger, all Shares ceased trading prior to the open of trading on the Nasdaq Global Select Market (“Nasdaq”) on September 16, 2025 and the Shares will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On September 16, 2025, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(v) to the amendment to the Schedule TO filed with the SEC on September 16, 2025 and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description
(a)(5)(J)	Press Release issued by SERB Pharmaceuticals, dated September 16, 2025 (incorporated by reference to Exhibit (a)(5)(v) to Amendment No. 2 to the Schedule TO, filed September 16, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Y-MABS THERAPEUTICS, INC.

By:	/s/ Vanessa Wolfeler
Vanessa Wolfeler
President

Dated: September 16, 2025